UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 2

to

ANNUAL REPORT

of

EUROPEAN INVESTMENT BANK

(Name of registrant)

Date of end of last fiscal year:  December 31, 2009

SECURITIES REGISTERED

(as of December 31, 2009)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
4.875% Notes due January 17, 2017	$ 3,000,000,000	NYSE

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit VII:  Unaudited Condensed Semi-Annual Financial Statements as at June 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 13th day of August, 2010.

EUROPEAN INVESTMENT BANK
(Name of registrant)

by
/s/ EILA KREIVI
Eila Kreivi
Head of Funding
Americas, Asia, Pacific Capital Markets

by
/s/ SANDEEP DHAWAN
Sandeep Dhawan
Managerial Adviser
Deputy Head of Funding
Americas, Asia, Pacific Capital Markets

by
/s/ JOÃO VALE DE ALMEIDA
João Vale de Almeida
Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document

VII	Unaudited Condensed Semi-Annual Financial Statements as at June 30, 2010